                                                --------------------------------
                                                         OMB APPROVAL
                   UNITED STATES                --------------------------------
        SECURITIES AND EXCHANGE COMMISSION      OMB NUMBER:       3235-0058
              WASHINGTON, D.C. 20549            EXPIRES:         MARCH 31, 2006
                                                ESTIMATED AVERAGE BURDEN
                    FORM 12B-25                 HOURS PER RESPONSE . . . . 2 .50
            NOTIFICATION OF LATE FILING         ================================
                                                         SEC FILE NUMBER
                                                             1-13925
                                                ================================
                                                           CUSIP NUMBER
                                                             158711101
                                                --------------------------------

(Check one):  [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q
              [ ] Form N-SAR   [ ] Form N-CSR

                  For Period Ended: December 31, 2004
                                    ----------------------------
                    [ ]  Transition Report on Form 10-K
                    [ ]  Transition Report on Form 20-F
                    [ ]  Transition Report on Form 11-K
                    [ ]  Transition Report on Form 10-Q
                    [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ---------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Championship Auto Racing Teams, Inc.
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Full Name of Registrant


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Former Name if Applicable

5350 Lakeview Parkway South Drive
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Address of Principal Executive Office (Street and Number)

Indianapolis, IN 46268
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT HAS BEEN UNABLE TO COMPLETE ITS FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 WITHOUT UNREASONABLE EFFORT AND EXPENSE DUE PRIMARILY TO THE FACT THAT ITS PRIMARY OPERATING SUBSIDIARY, CART, INC., FILED FOR PROTECTION UNDER THE U.S. BANKRUPTCY ACT IN DECEMBER 2003 AND COMPLETED THE SALE OF SUBSTANTIALLY ALL THE ASSETS OF CART, INC., WHICH WAS APPROVED ON FEBRUARY 2, 2004. THE BANKRUPTCY HAS BEEN COMPLETED AND THE ASSETS AND LIABILITIES HAVE BEEN TRANSFERRED TO A LIQUIDATING TRUST. THE REGISTRANT'S FINANCIAL STATEMENTS INCLUDE A PRESENTATION ON THE LIQUIDATING TRUST AND THIS HAS NOT BEEN COMPLETED DUE TO VARIOUS ISSUES AND, THEREFORE, THE REGISTRANT IS UNABLE TO COMPLETE THE FORM 10-K BY THE PRESCRIBED DUE DATE.


                        PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
                        INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
SEC 1344 (07-03)        RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                        0MB CONTROL NUMBER
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Jack A. Bjerke                          614             462-4760
         --------------------------------  ---------------   ------------------
                  (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed ? If answer is no, identify report(s).       Yes [X]      No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof ?                        Yes [X]      No [ ]

         AS A RESULT OF THE DISPOSITION BY THE COMPANY'S SUBSIDIARY, CART, INC., OF SUBSTANTIALLY ALL OF ITS ASSETS AND THE SALE OF OTHER ASSETS BY THE COMPANY DURING FEBRUARY 2004, THE RESULTS OF OPERATIONS FOR THE LAST FISCAL YEAR WILL BE SIGNIFICANTLY DIFFERENT THAN THE RESULTS OF OPERATIONS FOR THE PRIOR FISCAL YEAR WHEN TAKING INTO CONSIDERATION THE CLOSING OF THE TRANSACTIONS IN FEBRUARY 2004. THEREFORE, A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE BY THE COMPANY UNTIL THE FINANCIAL STATEMENTS HAVE BEEN COMPLETED.

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                      Championship Auto Racing Teams, Inc.
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     March 31, 2005             By  /s/ Thomas L. Carter
         -----------------             -----------------------------------------
                                       Thomas L. Carter, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


----------------------------------- ATTENTION ----------------------------------
            INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 1 2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).